EXHIBIT 4.9

CHROMOCELL THERAPEUTICS CORPORATION

October 12, 2023

3i, LP

140 Broadway FL 38

New York, NY 10005

Re:         Third Amended and Restated Promissory Note

Dear Sir:

Reference is made to that certain Third Amended and Restated Promissory Note, effective as of August 13, 2023, as amended by that certain Amendment No. 1 to Third Amended and Restated Promissory Note, dated September 24, 2023 (together, the “Note”) between Chromocell Therapeutics Corporation, a Delaware corporation (the “Company”), and 3i, LP and its successors or assigns (the “Lender”), attached hereto as Exhibit A. Capitalized terms used but not defined herein shall have the meanings given to them in the Note in each case as of the date hereof.

This letter agreement (this “Letter Agreement”) confirms our recent discussions about, among other matters, certain modifications to the Note.

1.       The Parties agree to amend and restate the Note, substantially in the form attached hereto as Exhibit B, effective October 10, 2023.

2.       In consideration thereof, the Company agrees to issue 30,000 shares (the “Leak-Out Shares”) of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) to Lender. Lender hereby agrees that, Lender will not sell, dispose or otherwise transfer, directly or indirectly, any Leak-Out Shares until the date shares of Common Stock are listed on the Company’s principal Trading Market (as defined below) (the “Listing Date”). Further, Lender hereby agrees that, for a period commencing on the Listing Date (inclusive), and expiring on the date that Lender does not beneficially own any Leak-Out Shares (the “Leak-Out Period”), Lender will not sell, dispose or otherwise transfer, directly or indirectly, on any Trading Day (as defined below) during the Leak-Out Period (any such date, a “Date of Determination”), any Leak-Out Shares in an amount representing more than 7.5% of the trading volume of the Common Stock as reported by Bloomberg, LP on each applicable Date of Determination. Lender agrees that the Company may have stop transfer instructions placed with the Company’s transfer agent against transfer of any Leak-Out Shares held by Lender except in compliance with this Section 2. The Company may waive the limitations set forth in this Section 2 at any time in its sole discretion. Notwithstanding anything herein to the contrary, during the Leak-Out Period, Lender may, directly or indirectly, sell or transfer Leak-Out Shares to any Affiliate (as defined under the Securities Exchange Act of 1934, as amended); provided, that as a condition to any such sale or transfer an authorized signatory of the Company and such Affiliate duly execute and deliver a leak-out agreement no less restrictive to the Affiliate than this Section 2 (an “Affiliate Agreement”, and each such transfer a “Permitted Transfer”) and, subsequent to a Permitted Transfer, sales by Lender and all Affiliates (other than any such sales that constitute Permitted Transfers) shall be aggregated for all purposes of this Section 2 and all Affiliate Agreements. The provisions of this Section 2 are intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not intended for the benefit of, nor may any provision hereof be enforced by, any other person or entity. “Trading Day” means a day on which the principal Trading Market is open for trading. “Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

3.       The Company further agrees that it shall prepare and file a prospectus to be included in the Company’s Registration Statement on Form S-1 (the “IPO Registration Statement”), in connection with any Qualified IPO or Non-Qualified IPO of the Company covering the resale by the Lender of all Leak-Out Shares. In addition, the Company shall use its commercially reasonable efforts to keep effective the IPO Registration Statement until such time as: (i) all of the Leak-Out Shares have been disposed of pursuant to such effective IPO Registration Statement, or (ii) all of the Leak-Out Shares may be resold by Lender without restriction (including, without limitation, volume limitations or manner-of-sale restrictions) pursuant to Rule 144 (taking account of any Commission position with respect to “affiliate” status) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

This Letter Agreement is limited as written. As of the date first written above, each reference in the Note to “this Note,” “hereunder,” “hereof,” “herein,” or words of like import, shall refer to the Note as modified thereby, and this Letter Agreement and the Note shall be read together and construed as a single agreement. The execution, delivery and effectiveness of this Letter Agreement shall not, except as expressly provided herein, (A) waive or modify any right, power or remedy under, or any other provision of the Note or (B) commit or otherwise obligate any party to enter into or consider entering into any other amendment, waiver or modification of the Note.

All communications and notices hereunder shall be given as provided in the Note. This Letter Agreement (a) shall be governed by and construed in accordance with the law of the State of New York, (b) is for the exclusive benefit of the parties hereto, and together with the Note, constitutes the entire agreement of such parties, superseding all prior agreements among them, with respect to the subject matter hereof, (c) may be modified, waived or assigned only in writing and only to the extent such modification, waiver or assignment would be permitted under the Note (and any attempt to assign this Letter Agreement without such writing shall be null and void), (d) is a negotiated document, entered into freely among the parties upon advice of their own counsel, and it should not be construed against any of its drafters and (e) shall survive the satisfaction or discharge of the amounts owing under the Note. The fact that any term or provision of this Letter Agreement is held invalid, illegal or unenforceable as to any person in any situation in any jurisdiction shall not affect the validity, enforceability or legality of the remaining terms or provisions hereof or the validity, enforceability or legality of such offending term or provision in any other situation or jurisdiction or as applied to any person.

Kindly confirm your agreement with the above by signing in the space indicated below and by PDFing a partially executed copy of this letter to the undersigned, and which may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

Very truly yours,

CHROMOCELL THERAPEUTICS CORPORATION

By:	/s/ Francis Knuettel II
Name: Francis Knuettel II
Title: Interim CEO & Chief Financial Officer

AGREED AND ACCEPTED:

3i, LP

By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager On Behalf Of The GP

Exhibit A

Third Amended and Restated Promissory Note

(see attached)

Exhibit B

Fourth Amended and Restated Promissory Note

(see attached)